UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

One Equity Partners Open Water I Corp.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

69237L105
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons OEP Open Water I Holdings, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 14,816,167(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 14,816,167(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,816,167(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 30.0%(2)
12.	Type of Reporting Person (See Instructions) OO

(1) Represents 14,816,167 shares of Class A common stock acquirable in respect of (i) 8,525,000 shares of Class B common stock, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s shares of Class A common stock at the time of the Issuer's initial business combination and (ii) 6,291,167 private placement warrants to acquire shares of Class A common stock upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination.

(2) Calculated based on (i) 34,500,000 shares of Class A common stock outstanding as of November 15, 2021 as reported on the Issuer’s Form 10-Q, filed on November 15, 2021, and (ii) 14,816,167 shares of Class A common stock issuable in connection with the 8,525,000 Class B Shares and 6,291,167 Private Placement Warrants.

Item 1(a).	Name of Issuer
One Equity Partners Open Water I Corp.
Item 1(b).	Address of the Issuer’s Principal Executive Offices
c/o OEP Open Water I Holdings, LLC 510 Madison Avenue, 19th Floor New York, New York 10022
Item 2(a).	Names of Persons Filing
This statement is filed by the OEP Open Water I Holdings, LLC, referred to herein as the “Reporting Person.”
Item 2(b).	Address of the Principal Business Office, or if none, Residence:
510 Madison Avenue, 19th Floor New York, New York 10022
Item 2(c).	Citizenship
See response to Item 4 on the cover page.
Item 2(d).	Title of Class of Securities
Class A common stock, par value $0.0001 per share.
Item 2(e).	CUSIP Number
69237L105
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):
Not Applicable.
Item 4.

Ownership

(a)           Amount beneficially owned:

See response to Item 9 on the cover page.

(b)           Percent of Class:

See response to Item 11 on the cover page.

(c)           Number of shares as to which the Reporting Person has:

(i)             Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)            Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)          Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)           Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

The Reporting Person is the record holder of the reported securities. The Reporting Person is managed by board of three managers and acts by majority. Under the so-called “rule of three,” no manager can independently exercise voting and investment discretion and therefore none of the managers are deemed to have beneficial ownership of the reported securities. The filing of this Statement shall not be construed as an admission that the Reporting Person or any manager is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not Applicable.
Item 8.	Identification and Classification of Members of the Group
Not Applicable.
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2022

OEP Open Water I Holdings, LLC

/s/ Jessica Marion
Name:	Jessica Marion
Title:	Chief Financial Officer